SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	September 5, 2007 at 06.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso launches new Group organisation to improve long-term profitability

Company will account for an impairment charge of about EUR 1 300 million in third quarter of 2007.

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it is reorganising its operations from the current four divisions into eight separate business areas: Fine Paper, Merchants, Consumer Board, Industrial Packaging, Magazine Paper, Newsprint, North America and Wood Products. An impairment charge totalling about EUR 1 300 million will be accounted for as a non-recurring item without cash impact in the third quarter of 2007.

“The main objectives of the reorganisation are to give business area leaders and their teams clear responsibility for improving financial performance, remove layers of management and to speed up decision-making. These changes will also improve our external transparency through enhanced reporting. The new structure will further focus the portfolio analysis work and facilitate scalability for the future, strengthening Stora Enso’s position with regard to potential industry consolidation,” says Stora Enso CEO Jouko Karvinen.

“Through these organisational changes, we also seek to improve the performance of our North American operations by reorganising them into a separate entity with full profit and loss responsibility reporting directly to me. Key criteria for defining the new business structure were identifying entities with strong synergies within the business and to a large extent their own customer base, while keeping customer interfaces simple and sharing relevant Group-level synergies.”

The new organisational structure is effective immediately. Financial reporting in the third quarter results to be published on 25 October 2007 will be based on the new eight business areas. Historical figures based on the new business areas will be reported separately by 15 October 2007.

Executive Management Appointments

“I am delighted to be bringing several experienced Stora Enso leaders into the Group Executive Team (GET). As a team, we have one objective—to strengthen the company and improve profitability. The new Group Executive Team has a good balance of pulp, paper and board expertise combined with experience from outside the industry in Hannu Ryöppönen and myself.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

We need to speed up decision-making and implementation of our cost-reduction programmes, while continuing to provide excellent customer service. This is what I need from the new team, and all the teams around them,” says CEO Karvinen.

The new organisation and its leadership are as follows:

Reporting Unit	Executive Responsible	Responsibility

Fine Paper Business Area	Aulis Ansaharju	Fine Paper, Country Manager Finland

Consumer Board Business Area, Merchants Business Area	Mats Nordlander	Consumer Board, Merchants, Market Services

Industrial Packaging Business Area	Veli-Jussi Potka	Industrial Packaging

Magazine Paper Business Area	Hannu Alalauri	Magazine Paper

Newsprint Business Area	Juha Vanhainen	Newsprint

North America Business Area	John Gillen*	North American businesses

Wood Products Business Area	Elisabet Salander Björklund	Wood Products, Wood Supply and Pulp Supply

Group Function Leaders

	Hannu Ryöppönen, Deputy CEO and CFO	Finance and Strategy, Purchasing

	Bernd Rettig	Technology and R&D, Operations Improvement, Logistics and Investments, Country Manager Germany

	Christer Ågren	HR Services, Leadership Development, IT, Country Manager Sweden

All members other than the CEO and Deputy CEO are Executive Vice Presidents (EVP).

*	John Gillen will continue heading Stora Enso’s North America business area through a transitional period. Details of the North American business and organisational structure will be announced in due course.

Financial impact of the impairment charge

Stora Enso Oyj
Business ID 1039050-8

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The impairment charge will comprise about EUR 300 million on goodwill and about EUR 1 000 million on fixed assets. The fixed asset impairment will have a one-time positive tax impact of about EUR 100 million. The estimated distribution of the impairment between the business areas will be announced by 15 October 2007. The impairment charge arises from a number of factors including the reorganisation into eight separate business areas, increased wood costs mainly driven by export duties on wood from Russia, the poor outlook for magazine papers, rising interest rates and adverse currency movements.

The impact of the impairment charge on the Group’s financial figures will be as follows:

Annual depreciation reduction	EUR 100 million
Capital employed reduction	EUR 1 200 million
Earnings per share (annualised)	EUR +0.11
Debt/equity ratio	From 0.55 to 0.64
Return on capital employed (annualised)	+1.4% -points

The discount rate used in the impairment calculation varied from 8.5% to 9.7% (pre-tax) based on business/country mix. The Group’s pre-tax weighted average cost of capital (WACC) is 9.1%. Currency rates prevailing at 31 July 2007 were used in calculating the impairment charge estimate; the actual impairment charge in euros will be determined using rates prevailing at the closing of the annual accounts for 2007.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

PRESS CONFERENCE CALL

CEO Jouko Karvinen and Deputy CEO & CFO Hannu Ryöppönen will be hosting a combined press conference call and webcast today at 11:30 Finnish time (09:30 UK time, 04:30 US Eastern time). If you wish to participate, please dial (quoting ‘Stora Enso’):

+44 (0) 20 7138 0842 (from the UK)

+358 (0) 9 6937 9591 (from Finland)

+46 (0) 8 5853 6966 (from Sweden)

+1 718 354 1153 (from the USA)

The live webcast may be accessed at www.storaenso.com/investors.

Further details of replay numbers can be found at www.storaenso.com/investors

ANALYST CONFERENCE CALL

Stora Enso Oyj
Business ID 1039050-8

3(5)

CEO Jouko Karvinen and Deputy CEO & CFO Hannu Ryöppönen will be hosting a combined analyst conference call and webcast this afternoon at 16:30 Finnish time (14:30 UK time, 09:30 US Eastern time). If you wish to participate, please dial (quoting ‘Stora Enso’):

+44 (0) 20 7138 0818 (from the UK)

+358 (0) 9 6937 9590 (from Finland)

+46 (0) 8 5352 6456 (from Sweden)

+1 718 354 1171 (from the USA)

The live webcast may be accessed at www.storaenso.com/investors.

Further details of replay numbers can be found at www.storaenso.com/investors

APPENDIX CVs of the new members in Group Executive Team (GET)

Photos of new GET members are available at

http://bmt.storaenso.com/storaensolink.jsp?imageid=070904

Please copy the link into your web browser.

Printable photos of other GET members can be found at

www.storaenso.com/mediacentre/imagebank/executives

www.storaenso.com

www.storaenso.com/investors

APPENDIX

New members in Group Executive Team (GET):

Aulis Ansaharju

Executive Vice President, Fine Paper

Born 1951. M.Sc.(Paper tech.), MBA. Finnish citizen.

Joined the company in 1975. Mill manager, Enso-Gutzeit Oy Tervakoski Mill 1990–1992. Mill manager, Enso Oy Imatra Mills 1993–1996. Vice President and Senior Vice President positions in Corporate Human Resources in Enso Oy and Stora Enso Oyj 1996–2000. Senior Vice President, Fine Paper in Stora Enso North America 2000–2003. Senior Vice President, Business Development, Stora Enso Fine Paper 2003–2004. Senior Vice President, Graphic Papers, Stora Enso Fine Paper 2004–2007.

Mats Nordlander

Executive Vice President, Consumer Board, Merchants and Market Services

Born 1961. Dip.Eng. Swedish citizen.

Joined the company in 1994. General Manager Papyrus Sweden AB (previously Pappersgruppen AB) 1994–1998, Senior Vice President, Marketing and Supply, Papyrus AB 1998–2002, Vice President,

Stora Enso Oyj
Business ID 1039050-8
4(5)

Marketing and Sales 2002–2003, Stora Enso Fine Paper, London, President, Papyrus AB 2003–2007. Member of the Board of Directors of several subsidiaries and associated companies. Member of Swedish Industrial Board of Axcel private equity fund, Member of the Boards of Tysk Svenska Handelskammaren.

Marketing and Sales Director, SCA Fine Paper 1992–1994, Production Department Manager SCA Wifstavarf 1989–1992, Part owner of Flexible packaging company, Nordlandemballage AB 1983–1988.

Veli-Jussi Potka

Executive Vice President, Industrial Packaging

Born 1959. M.Sc. (Econ.). Finnish citizen.

Joined Enso-Gutzeit in 1983. Corporate Controller for Enso Group Oyj and Stora Enso Oyj 1993–2000. Managing Director, Stora Enso Packaging Oy 2000–2004. Senior Vice President, Business Development, Stora Enso Packaging Boards between April 2004 and April 2005. Senior Vice President, Industrial Packaging Business Area 2005–2007. Member of the Board of Directors of several subsidiaries and associated companies.

Hannu Alalauri

Executive Vice President, Magazine Paper

Born 1959, M.Sc. (Chem.). eMBA. Finnish citizen.

Joined the Chemical Division of Oulu mill site (former Oulu Oy) in 1985. Vice President of Varkaus Fine paper mill 1996–1999, Senior Vice President Stora Enso Office Papers 1999–2000, Senior Vice President Stora Enso Graphic Papers 2000–2004, Managing Director of Stora Enso Packaging Corrugated Business 2004–2005, Senior Vice President HR Finland and HR Packaging Boards Division 2006–2007. Member of the board of several subsidiaries and associated companies.

Member of the Business advisory board of BioFund Oy LTD. Chairman of Supervisory board of Pohto Management Training Institute.

Juha Vanhainen

Executive Vice President, Newsprint

Born 1961. M.Sc. (Eng.). Finnish citizen.

Joined Stora Enso Oulu in 1990. General Manager and Mill Director, Stora Enso Fine Paper, Oulu Mill 1999-2003. Senior Vice President, Stora Enso Fine Paper, Office Paper 2003–2007.

Stora Enso Oyj
Business ID 1039050-8
5(5)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel